Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE HOLDINGS LIMITED CORRESPONDENCE TO BUSINESS PARTNERS — NOVEMBER 16, 2009]
November 16, 2009
Dear Valued Business Partner,
Subject: Business Combination Between Meadville’s PCB Business and TTM Technologies, Inc.
I am delighted to inform you of an important and exciting new development at Meadville. We have just announced that subject to the closing of the transaction, our PCB business will be combining with TTM Technologies, Inc., North America’s largest PCB manufacturer by revenue and a listed company on NASDAQ. Our Group’s founder and largest shareholder, Mr. Tang Hsiang Chien through his representatives will remain closely involved with the newly combined business. With this business combination (expected to complete in the first quarter of 2010), Mr. Tang will, through his company, become a substantial shareholder of TTM.
TTM is North America’s largest PCB manufacturer and a leading supplier of PCB and backplane assemblies and specializes in the high-end commercial and aerospace / defense markets, including networking and communications infrastructure, computing, industrial and medical markets. The combination of TTM and Meadville’s businesses will create one of the world’s leading PCB business, with strong PCB production and R&D capabilities in both North America and the Asia Pacific region. We will be able to offer an integrated global sales and production solution and with our “global presence, local knowledge” strategy, we will become even more competitive.
At the same time, Meadville’s laminate business will be sold to another company owned by Mr. Tang. Upon completion of the two transactions which are conditional on each other, Meadville proposes to delist from the Hong Kong Stock Exchange.
The new combined business’ global headquarters will be in the U.S. and Asia headquarters in Hong Kong. Please be assured that there will be no changes to our existing management team here in Asia and we will continue to work closely with you as our valued partner. We sincerely appreciate your support and we look forward to continue working with you closely in the future. We will keep you updated on the new developments at Meadville and the new combined PCB business.
Should you have any questions, please do not hesitate to contact Audrey Sim on (+852) 2660 4287 or visit our website at http://www.meadvillegroup.com/announcements.html for more details.
Yours sincerely,
Tang Chung Yen, Tom
Executive Chairman and Group Managing Director

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by TTM Technologies, Inc. (“TTM”).
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.